Exhibit 99.1

Gold Fields Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
("Gold Fields" or "the Company")

REVIEWED FINANCIAL RESULTS, FINAL DIVIDEND AND ADDITIONAL SHAREHOLDER RETURNS DECLARATION
FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2025

Gold Fields Limited (NYSE & JSE: GFI) today announces profit attributable to owners of the parent for the year ended December 2025 of US$3,567.4 million (US$3.99 per share). This is an increase compared to the year ended 31 December 2024 when profit attributable to the owners was US$1,245.0 million (US$1.39 per share).

A final dividend number 103 of 1850 SA cents per share (gross) (2024: 700 SA cents per share) is payable on 16 March 2026, giving a total dividend (including interim) for the year ended 31 December 2025 of 2550 SA cents per share (gross) (2024: 1,000 SA cents per share).

In addition to the base dividend, Gold Fields will distribute US$353 million in additional returns. This will comprise US$253 million in special dividends and US$100 million in share buybacks, broadly aligned with the preferences and composition of our shareholder register. Combined with the base dividend, this results in a total distribution to shareholders of US$1.7 billion which equates to 54% of adjusted free cash flow1.

Key Statistics

		United States Dollar				
		Quarter			Year ended	
		December	September	December	December	December
Figures in millions unless otherwise stated		2025	2025	2024	2025	2024
Gold-equivalent-attributable	oz(000)	681	621	644	2,438	2,071
Gold-equivalent-managed	oz(000)	699	638	666	2,508	2,149
Gold-equivalent-managed	oz(000)	694	683	665	2,503	2,151
Tonnes milled/treated	000	11,816	10,882	10,719	43,592	40,648
Revenue	US$/oz	4,184	3,468	2,658	3,496	2,418
Cost of sales before gold inventory change and amortisation and depreciation	US$/tonne	67	63	58	62	54
AISC2	US$/oz	1,673	1,557	1,410	1,645	1,629
Total AIC3	US$/oz	1,969	1,835	1,575	1,927	1,873
Net debt	US$m	1,442	791	2,086	1,442	2,086
Net debt (excluding lease liabilities)	US$m	959	360	1,635	959	1,635
Net debt to adjusted EBITDA ratio		0.26	0.17	0.73	0.26	0.73
Adjusted free cash flow	US$m				2,970	605
Profit attributable to owners of the parent	US$m				3,567.4	1,245.0
Profit per share attributable to owners of the parent	USc.p.s.				399	139
Headline earnings attributable to owners of the parent	US$m				2,575.8	1,188.4
Headline earnings per share attributable to owners of the parent	USc.p.s.				288	133
Normalised profit4 attributable to owners of the parent	US$m				2,684.4	1,226.7
Normalised profit per share attributable to owners of the parent	USc.p.s.				300	137

At 31 December 2025, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (93.10%) and Cerro Corona in Peru (99.5%). Gold produced and sold throughout this report includes copper gold equivalents of approximately 3% and silver gold equivalents of approximately 1% of Group production, respectively. AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices. Figures may not add as they are rounded independently 1 Cash flow from operating activities less net capital expenditure, contributions to environmental trust funds and payments of lease liabilities 2 All-in sustaining costs 3 All-in costs 4 Profit excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect Final and special dividend declaration Final dividend In line with the Company's dividend policy, the Board has approved and declared a final dividend number 103 of 1850 SA cents per ordinary share (gross) in respect of the year ended 31 December 2025. Special dividend In addition the company declared a special dividend of 450 cents per share for the year ended 31 December 2025. The payment of the special dividend has been approved by the South African Reserve Bank. In accordance with paragraph 7.23 of the JSE Listings Requirements, the following additional information is disclosed: - The special and final dividend has been declared out of income reserves; - The local dividend withholding tax of 20% (twenty per cent) will be applicable to both special and final dividend - Gold Fields currently has 895,024,247 ordinary shares in issue - Gold Fields' income tax number is 9160035607 - The gross final dividend amount is 1850 SA cents per ordinary shareholders exempt from dividends tax - The net final dividend amount is 1480 SA cents per ordinary share for shareholders liable to pay the dividends tax - The gross special dividend amount is 450 SA cents per ordinary shareholders exempt from dividends tax - The net special dividend amount is 360 SA cents per ordinary share for shareholders liable to pay the dividends tax Shareholders are advised of the following dates in respect of the special and final dividend: - Declaration date: Thursday, 19 February 2026 - Last date to trade cum-dividend: Tuesday, 10 March 2026 - Sterling and US Dollar conversion date: Wednesday, 11 March 2026 - Shares commence trading ex-dividend: Wednesday, 11 March 2026 - Record date: Friday, 13 March 2026

- Payment of dividend: Monday, 16 March 2026 Share certificates may not be dematerialised or rematerialised between Wednesday 11 March 2026 and Friday 13 March 2026, both dates inclusive. About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Ghana, Peru, Chile and South Africa and one project in Canada. This short-form announcement is the responsibility of the directors and is only a summary of the information contained in the condensed consolidated financial statements of Gold Fields for the year ended 31 December 2025 ("full results"). The full results can be found on the company's website at www.goldfields.com and on the JSE cloudlink at: https://senspdf.jse.co.za/documents/2026/jse/isse/GFIE/FY25Result.pdf Any investment decision should take into account the full results announcement available on the JSE cloudlink and on the company's website in addition to other important information published by the Company. The condensed consolidated financial statements of Gold Fields for the year ended 31 December 2025 have been reviewed by the company's auditor, PricewaterhouseCoopers Inc., who expressed an unqualified review conclusion thereon. By order of the board YGH Suleman (Chair) 19 February 2026 YGH Suleman+ (Chairperson) MJ Fraser* (Chief Executive Officer) AT Dall* (Chief Financial Officer) A Andani#+ ZBM Bassa+ MC Bitar@+ TP Goodlace+ SL McCrae^^+ JF MacKenzie*+ JE McGill^+ MI Rawlinson*+ PG Sibiya+ CAT Smit+ ^Australian *British @Chilean #Ghanaian ^^Canadian +Independent Director *Non-independent Director Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Company secretary: A.Weststrate Transfer secretaries: Computershare Investor Services (Proprietary) Limited www.goldfields.com